

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 23, 2017

Stephen Murdoch
Chief Executive Officer
Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom

Re: Micro Focus International plc
Registration Statement on Form F-4
Confidentially Submitted April 26, 2017
CIK No. 0001359711

Dear Mr. Murdoch:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Cover Page

1.   Please briefly describe the formula used to calculate the number of shares to be issued as merger consideration and describe the result you are attempting to achieve through the use of this formula.

Questions and Answers about the Transactions

"Q: How will the Transactions impact the future liquidity and capital resources …," page 10

2.   To the extent known, quantify the significant one-time costs that Micro Focus is expected to incur in connection with the transactions.

Summary

HPE's Reasons for the Separation, the Distribution and the Merger, page 23

3.   We note your disclosures on pages 23 and 185 describing HPE's reasons for the transaction. Among other reasons, you state that you expect the transactions to improve operating efficiencies to enable HPE Software, combined with Micro Focus, to accelerate financial and operational performance. For balanced disclosure, discuss how business challenges experienced by HPE Software impacted its decision to separate this segment to Micro Focus, and how this would potentially allow the combined entity to more effectively address such challenges.

Merger Consideration, page 23

4.   Provide a clear description of the exchange ratio, and consider providing an illustrative example of how this exchange ratio will be impacted by the distribution ratio.

Risk Factors

"The Group has entered into various acquisitions and dispositions …," page 47

5.   Your risk factor discussion addresses acquisition-related risks. Advise whether you considered any material implications relating to the Autonomy business on the combined company.

"Following Closing, the Group is likely to be deemed to operate …," page 48

6.   You state that HPE Software currently derives a portion of its revenue from classified contracts. Revise your disclosure to quantify such percentage, if material.

"Exposure to political developments in the United Kingdom …," page 48

7.   You describe the results of the United Kingdom's referendum on membership in the European Union and provide a generalized discussion of the resulting risks. To the extent that as a company organized and headquartered in the United Kingdom and doing business in the European Union there are any specific risks to your business that are reasonably likely to result from these developments, disclose those risks. In this regard, we note that you have significant facilities in Prague, Czech Republic; Cluj-Napoca, Romania; Sofia, Bulgaria; and Boeblingen, Germany, and that your revenue breakdown

by geographical region on page F-48 indicates that during 2016 you generated approximately, $136 million in Germany, and $50 million in France.

"Seattle and Micro Focus will be subject to potentially significant restrictions …," page 55

8.   We note your disclosure indicating that the Tax Matters Agreement may impact your ability to effect certain acquisitions or mergers. We also note your disclosures in the ultimate paragraph of page 110 describing your acquisition strategies. To the extent material, revise your disclosure to present a separately captioned risk factor discussing in further detail the impact of the Tax Matters Agreements on your acquisition strategies, and what types of transactions would be impacted by such restrictions.

Information on Micro Focus, page 73

9.   Describe any seasonality impacting Micro Focus's business. Refer to Item 4.B.3 of Form 20-F.

Acquisitions and Investments, page 74

10.   We note your disclosure stating that "in each case," your management team has successfully integrated the new business into its then existing operations and executed a program of targeted cost cutting and/or restructuring in order to improve operational efficiencies and group profitability. Please balance your disclosure to address any significant challenges encountered during these integrations, and discuss any instances where the desired integration results were not obtained or where efforts to improve operations and profitability were unsuccessful, if material.

Information on HPE Software

Backlog, page 87

11.   You state that HPE Software believes that any backlog is not a meaningful indicator of future business prospects due to its diverse product and service portfolio, and that therefore such information is not material to an understanding of its overall business. Please provide your analysis explaining why the dollar amount of your backlog is not material to your financial results.

Government Contracts, page 88

12.   Revise your disclosure to describe and quantify the portion of your business that may be subject to renegotiation or termination at the election of the government, if material.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
Micro Focus

Business Overview, page 110

13.   Please consider expanding your overview to discuss material challenges and risks on
        which Micro Focus's executives are most focused for both the short- and long-term. For
        example, discuss the impact of the shift to cloud-based applications and the rate of this
        shift on Micro Focus' business. Also address any revenue growth challenges you may
        have experienced. In this regard, we note that Micro Focus' management indicated that it
        expects to report revenues of flat to minus 2% for the year ended April 30, 2017. Refer
        to Item 5 to Form 20-F and for general guidance refer to Section III.A of SEC Release
        No. 33-8350.

Combination with Seattle, page 111

14.   You refer to the combination as a Reverse Morris Trust transaction. Please briefly
        describe the characteristics and purposes of such transactions.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
Seattle

Overview

Trends and Uncertainties, page 141

15.   You identify certain challenges facing Seattle's business such as the market shift to
        cloud-related software. Discuss how this shift has impacted Seattle's business, and
        whether this shift is impacting Seattle materially differently than its competitors.

Results of Operations – Three Months ended January 31, 2017 and 2016

Net Revenue, page 147

16.   Please revise your disclosure to describe the process for calculating the change in
        percentage on a constant currency basis. This comment also applies to your disclosure on
        page 150. See Question 104.06 of the updated Non-GAAP Compliance and Disclosure
        Interpretations issued May 17, 2016.

Operating Expenses, page 148

17.   You disclose that the changes in R&D, SG&A and amortization of intangible assets were
        primarily due to multiple factors including the divesture of the TippingPoint business.
        Please revise to quantify the relative contribution of each of these factors. This comment
        also applies to your disclosure of annual results of operations starting on page 152. Refer

to Item 5A of Form 20-F and for general guidance refer to Section III.D of SEC Release No. 33-6835.

Results of Operations – Fiscal Years ended October 31, 2016, 2015 and 2014

Provision for (Benefit from) Taxes, page 153

18.   Please revise to provide explanations for the change in your effective tax rates from year to year. In this regard, while we note that your effective tax rate is impacted by lower rates in non-U.S. jurisdictions and changes in your uncertain tax positions, the reasons for changes in these contributing factors are not disclosed. In addition, please clarify how the intercompany royalty payment and licensing arrangement you disclose on page F-154 has impacted your effective tax rates from year to year and whether you are aware of any trends that might impact your effective tax rate in the future. We refer you to Item 5 of Form 20-F and for general guidance refer to Section III.B of SEC Release 33-8350.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 2. Pro forma adjustments to Seattle's financial statements

(a) Pro forma IFRS conversion adjustments, page 168

19.   Please revise to clarify the reason for the adjustments made to Seattle's current tax liabilities and other noncurrent liabilities as of October 31, 2016.

Note 3. Pro forma adjustments related to the Merger

(c) Preliminary purchase consideration and allocation, (iv), page 174

20.   Clarify the factors you considered in classifying amortization expense relating to core technology as selling and distribution expenses. Clarify if this classification is different than Seattle SpinCo, Inc.'s policy for classifying amortization relating to core technology.

The Transactions

Background of the Separation, the Distribution and the Merger, page 181

21.   Your board met on January 27, 2016 to discuss various strategic alternatives, including a sale or merger of HPE Software with a third party. You also indicate that during this meeting you considered a spin-off of HPE Enterprise Services. To the extent you also considered a spin-off for HPE Software, whereby it would not be merged with another company, revise your disclosure to clarify this, and describe why this option was not ultimately selected.

22.   Please expand your disclosure to address when the parties discussed and determined that
        the Reverse Morris Trust was the preferred structure for the transaction. Include the
        reasons for this determination, and any tax-related benefits that led the parties to agree to
        this structure.

23.   Please provide us with copies of all materials prepared by Goldman Sachs & Co., for use
        by the Board of Directors of HPE, and the materials prepared by J.P. Morgan Cazenove
        for use by the Board of Micro Focus, including copies of board books and all transcripts,
        summaries, and similar material.

24.   You state that in March 2016, the HPE Board elected to prioritize the Everett Transaction
        in order to ensure its successful execution. You also indicate that during meetings in
        spring and early summer 2016, HPE indicated that it would not be in a position to engage
        in discussions regarding a transaction involving HPE Software earlier than mid to late
        summer 2016. Clarify whether these determinations were related, as suggested in the
        first paragraph on page 182.

25.   In late July and August 2016, HPE engaged in discussions with additional financial
        sponsors regarding a potential transaction involving HPE Software. Briefly describe the
        nature of and structure of the contemplated transaction.

Micro Focus International plc Audited Consolidated Financial Statements

Consolidated Statements of Comprehensive Income, page F-30

26.   We note that your statement of comprehensive income presents separate columns for
        before exceptional items and exceptional items. We further note that you have disclosed
        an accounting policy for exceptional items which states, "[e]xceptional items are those
        significant items which are separately disclosed by virtue of their size, nature or
        incidence to enable a full understanding of the Group's financial performance. Examples
        of transactions which may be considered of an exceptional nature include major
        restructuring programs, cost of acquisitions or the cost of integrating acquired
        businesses." Please explain to us how the exclusion of the example transactions you
        describe from your presentation of a statement of comprehensive income before
        exceptional items presents a fair presentation of your financial performance. Specifically
        address IAS 1.15 and IAS 1.BC56 in your response. This comment also applies to your
        unaudited consolidated statements of comprehensive income on page F-3.

Note 2. Significant accounting policies

C. Revenue recognition, F-36

27.   You disclose that your fees are unbundled using objective evidence of fair value of the
        elements represented by your customary pricing for each element in separate transactions
        and that if evidence of fair value for any undelivered element of the arrangement does not
        exist, all revenue from the arrangement is deferred until such time that there is evidence

of delivery. Clarify how this policy is consistent with your disclosure on page 168 that IFRS includes a broader range of acceptable measures of fair value and therefore revenue is not deferred due to lack of VSOE.

28.   You disclose that where you sell access to a license for a specified period of time and collection of a fixed or determinable fee is reasonably assured, License revenue is recognized upon delivery, unless future substantive upgrades or similar future performance obligations are committed to, in which case revenue is deferred and recognized ratably over the specified period. Clarify the nature of the future substantive upgrades and future performance obligations in these arrangements, and why it is appropriate to recognize revenue ratably rather than based on the value of the item delivered in relation to the total value of all items in the arrangement. We refer you to paragraph 7 of the illustrative examples included in IAS 18.

29.   Clarify the nature of identifiable goods or services that you receive from partners in connection with rebates paid to these partners that are separable from the sales transaction, and how you reasonably estimate fair value.

Note 11.Other intangible assets, page F-56

30.   Your disclosure on page F-40 appears to indicate that development costs are incurred for the purpose of commercial production of products. Clarify the nature of your development cost and technology intangible assets and why the amortization of such assets is included in research and development expenses rather than cost of sales.

Note 26.Pension commitments

Long-term pension assets, page F-70

31.   Revise your disclosure to describe the composition of these assets and how the carrying value is determined. Clarify what the actuarial gain is and why it is appropriate to include these amounts in other comprehensive income. Tell us the authoritative accounting literature you are relying on in accounting for these assets.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mengyao Lu, Staff Accountant at (202) 551-7271, or Laura Veator, Senior Staff Accountant at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney at (202) 551-3853 or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: David A. Curtiss, Esq.
        Kirkland & Ellis LLP